SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2010

OPTIBASE LTD
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Attached hereto and incorporated by reference herein is a copy of the press release

OPTIBASE ANNOUNCES FILING OF LAWSUIT AGAINST SL GREEN
REALTY CORP. REGARDING TERMINATION OF PURCHASE AGREEMENT
 FOR INTEREST IN 485 LEXINGTON AVENUE, NEW YORK, NY

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

	By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer
Date: February 3, 2010

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE ANNOUNCES FILING OF LAWSUIT AGAINST SL GREEN REALTY
CORP. REGARDING TERMINATION OF PURCHASE AGREEMENT FOR
 INTEREST IN 485 LEXINGTON AVENUE, NEW YORK, NY

HERZLIYA, Israel, February 3, 2010 – Optibase Ltd. (Nasdaq: OBAS), today announced that Mazal 485 LLC, a company whose beneficial interest is jointly owned by Optibase Ltd. and Gilmore USA LLC, had filed a lawsuit against SL Green Realty Corp. and certain of its subsidiaries ("SL Green") regarding the Purchase Agreement for interests in 485 Lexington Avenue.

On January 7, 2010, the Company announced that it received a notice from the seller of 485 Lexington Avenue stating that the Purchase Agreement is terminated.

The lawsuit alleges that SL Green breached material terms of the Purchase Agreement and breached its covenant of good faith and fair dealing toward Mazal 485 LLC. The lawsuit seeks specific performance to enforce SL Green's obligations under the Purchase Agreement and an abatement of the purchase price to compensate Mazal 485 LLC for damages suffered as a result of SL Green's breaches.  For additional information on the 485 Lexington Avenue transaction, see the Company's announcement dated August 10, 2009.

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world's leading broadcast service providers.  Optibase has recently resolved to diversify its operations by entering into the fixed-income real-estate sector.  For further information, please visit www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to uncertainties regarding the potential outcome of litigation.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.